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                               August 11, 2020

       Yongdong Peng
       Chief Executive Officer
       KE Holdings Inc.
       Building Fudao, No. 11 Kaituo Road, Haidian District
       Beijing 100085
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Amendment to
Registration Statement on Form F-1
                                                            Filed August 7,
2020
                                                            File No. 333-240068

       Dear Mr. Peng:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form F-1 filed August 7, 2020

       Risk Factors
       "ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement . . . ", page 69

   1. We note your disclosure in this risk factor that ADS holders waive their right to a jury trial under the deposit
agreement and, as such, any claim may be heard only by a judge or justice of the
applicable trial court. Section 7.6 of the deposit agreement that was filed with this amendment
appears to indicate that claims may only be settled by arbitration.
                                                        Please revise your risk
factors to describe this provision and its impact on ADS
                                                        holders. Please also
address any questions as to enforceability and clarify whether such provision applies to
claims under the federal securities laws and whether such provision
 Yongdong Peng
KE Holdings Inc.
August 11, 2020
Page 2
      applies to claims other than in connection with this offering.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Erin E. Martin at 202-551-3391 with any other questions.



                                                            Sincerely,
FirstName LastNameYongdong Peng
                                                            Division of
Corporation Finance
Comapany NameKE Holdings Inc.
                                                            Office of Real
Estate & Construction
August 11, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName